Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 31, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 9, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Goldman Sachs ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, no par value per share, of:
Goldman Sachs Access U.S. Preferred Stock and Hybrid Securities ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]